Filed by Texas Regional Bancshares, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                Subject Company: Texas Regional Bancshares, Inc.


On October 15, 2001, Texas Regional Bancshares, Inc. issued a press release announcing third quarter 2001 earnings. The text of the press release follows:



FOR IMMEDIATE RELEASE
October 15, 2001

         TEXAS REGIONAL BANCSHARES, INC. REPORTS THIRD QUARTER EARNINGS


      MCALLEN, TEXAS--Texas Regional Bancshares, Inc. ("Texas Regional") (NASDAQ: TRBS) today reported net income for third quarter 2001 of $10.1 million, or $0.62 per diluted common share, compared with $8.9 million, or $0.55 per diluted common share, for third quarter 2000. Return on assets and return on equity for third quarter 2001 averaged 1.60 and 15.76 percent, respectively, compared to 1.56 and 17.27 percent, respectively, for third quarter 2000. Average unrealized gain on securities available for sale, net of tax, increased by $18.4 million during third quarter 2001 compared to the same period in 2000 therefore reducing return on equity. Cash earnings of $10.6 million, which exclude the after tax impact of amortization of goodwill, increased to $0.65 per diluted common share for third quarter 2001 compared to $0.59 per diluted common share for third quarter 2000.

      For the nine months ended September 30, 2001, net income totaled $29.1 million, or $1.79 per diluted share compared to $25.8 million, or $1.60 per diluted common share for the same period in 2000. Return on assets and return on shareholders' equity averaged 1.58 percent and 15.96 percent, respectively, compared to 1.55 percent and 17.49 percent for the same period last year. Cash earnings per diluted common share for the nine months ended September 30, 2001 amounted to $1.90 per share compared to $1.70 for the nine months ended September 30, 2000.

      "Texas Regional has continued to report strong financial performance despite challenging economic conditions and volatile financial environments. Our net interest margin dropped 23 basis points compared to the same quarter last year, while our diluted net income per share increased 12.7 percent," said Glen
E. Roney, Chairman of the Board. "Record net income of $10.1 million during third quarter 2001 represented a 13.2 percent increase over the same period last year. Deposits, net of public funds, increased 10.2 percent from third quarter 2000 while loans increased 8.5 percent over the same period solely from internal efforts."

                              FINANCIAL HIGHLIGHTS

      Net interest income, on a taxable equivalent basis, rose 5.6 percent to $25.6 million for third quarter 2001 compared to $24.3 million for the same quarter last year. An increase of 10.8 percent in average interest-earning assets to $2.3 billion contributed to the growth in net interest income. This was partially offset by an increase of 8.7 percent in average interest-bearing liabilities to $1.9 million. The net interest margin improved 5 basis points over second quarter 2001. The net interest margin was 4.44 percent for third quarter 2001 compared to 4.67 percent for the same period in 2000, decreasing by twenty-three basis points. This decline resulted from a 103 basis point decrease in the yield on average interest-earning assets to 7.97 percent, down from 9.00 percent for the same period last year as a result of declining interest rates. The cost of average interest-bearing liabilities also decreased by eighty-six basis points to 4.23 percent, down from 5.09 percent for the three months ended September 30, 2000.

      Net interest income, on a taxable equivalent basis, totaled $75.3 million for the nine months ended September 30, 2001, reflecting a 4.3 percent increase from the comparable prior year period. An increase of 12.0 percent in average interest-earning assets to $2.3 billion contributed to the growth in net interest income. The net interest margin was 4.45 percent for the nine months ended September 30, 2001, compared with 4.77 percent for the same period in 2000. This decline resulted from a fifty basis point decrease in the yield on average interest-earning assets to 8.39 percent, partially offset by a twelve basis point decrease in the cost of average interest-bearing liabilities to 4.70 percent.

      Provision for loan losses of $2.8 million for third quarter 2001 was comparable to $2.6 million reported for third quarter 2000, increasing by 8.8 percent. The increase is attributable to an 8.5 percent increase in loans since third quarter 2000. Net charge-offs totaled $2.5 million for the three months ended September 30, 2001 compared to $2.2 million recorded for the corresponding prior year period. Provision for loan losses amounted to $5.7 million for the nine months ended September 30, 2001 compared to $7.1 million for the same 2000 period. The $1.3 million decrease is primarily attributable to a decrease of $644,000 in excess charge-offs over specific reserves during the nine months ended September 30, 2001 compared to the same period in 2000. Net charge-offs were $4.9 million and $5.2 million for the nine months ended September 30, 2001 and 2000, respectively.

      Noninterest income of $8.0 million for third quarter 2001 increased by $2.7 million or 52.1 percent compared to $5.3 million for the same period in 2000. Noninterest income increased $2.1 million or 39.6 percent over prior year excluding net realized gains on sales of securities available for sale of $656,000 and $0 in 2001 and 2000, respectively. For the nine months ended September 30, 2001, noninterest income totaled $21.0 million compared to $15.9 million for the same period in 2000, increasing by $5.2 million or 32.5 percent. The majority of the increase is attributable to an increase in total service charges resulting from deposit growth and new products introduced. Total service charges increased by $1.9 million and $3.8 million for the three and nine months ended September 30, 2001, respectively, compared to the same prior year periods. Trust service fees increased by $28,000 or 4.7 percent to $620,000 during third quarter 2001 compared to third quarter 2000. During the nine months ended September 30, 2001, trust service fees of $1.9 million increased by 12.7 percent or $210,000 compared to the same prior year period. The growth in trust service fees reflects the increase in the average fair market value of assets managed by
7.2 percent and 8.4 percent during the three and nine month period ended September 30, 2001, respectively, as well as an increase in fees effective April 1, 2000. The fair value of assets managed by the trust department was $400.5 million at September 30, 2001. Data processing fees increased by $164,000 or
24.9 percent to $823,000 during third quarter 2001 compared to third quarter 2000. During the nine months ended September 30, 2001, data processing fees totaled $2.4 million, increasing by $435,000 or 22.5 percent compared to the same period in 2000. Data processing fees increased due to the acquisition of a customer during May 2000 and the increased utilization of services by existing customers. The number of financial institution customers totaled 8 at September 30, 2001.

      Noninterest expense increased 12.6 percent to $15.0 million for third quarter 2001 compared to $13.3 million for the same 2000 period. During the nine months ended September 30, 2001, noninterest expense totaled $44.5 million, increasing by $4.3 million or 10.8 percent. Salaries and employee benefits, the largest category of noninterest expense, increased by $719,000 or 10.9 percent and $2.1 million or 10.9 percent for the three and nine months ended September 30, 2001, respectively, compared to the same prior year periods. The increase in salaries and employee benefits resulted from higher levels of staff and insurance premiums, as well as an increase of $416,000 and $1.3 million in incentive and retirement plan expenses during the three and nine months ended September 30, 2001, respectively, compared to the same periods in 2000. The number of full-time equivalent employees of 944 at September 30, 2001 increased
2.8 percent from 918 at September 30, 2000. Other noninterest expense of $3.5 million for third quarter 2001 increased $468,000 or 15.6 percent compared to $3.0 million for the same 2000 period. For the nine months ended September 30, 2001, other noninterest expense increased by $1.7 million or
18.4 percent to $11.0 million compared to $9.3 million for the nine months ended September 30, 2000. This increase resulted primarily from franchise tax recoveries of $185,000 for third quarter 2001, compared to $494,000 during the same period in 2000, resulting in a $309,000 increase. In addition, franchise tax recoveries totaled $221,000 during the nine months ended September 30, 2001 compared to $804,000 during the same prior year period, representing an increase of $583,000. The efficiency ratio of 45.06 percent for third quarter 2001 improved from 45.15 percent for third quarter 2000.

      Assets totaled $2.6 billion at September 30, 2001, up from $2.3 billion at September 30, 2000, reflecting a 10.2 percent increase. Loans at September 30, 2001 of $1.6 billion increased $128.8 million or 8.5 percent compared to $1.5 billion at September 30, 2000. Deposits totaled $2.2 billion at September 30, 2001, up from $2.1 billion a year ago, reflecting a 6.8 percent increase. Excluding public funds, net deposits rose 10.2 percent to $1.8 billion during the past year. Shareholders' equity at September 30, 2001 totaled $262.6 million. The total risk-based, tier 1 risk-based and leverage capital ratios of
13.27 percent, 12.14 percent and 8.86 percent, respectively, at period end substantially exceeded regulatory requirements for a well-capitalized banking company.

                                  ASSET QUALITY

      At September 30, 2001, total loans of $1.6 billion included $11.2 million, or 0.68 percent, classified as nonperforming. The allowance for loan losses to nonperforming loans at September 30, 2001 increased to 181.77 percent, up from
131.55 percent at September 30, 2000. The increase resulted primarily from a decrease in restructured loans from $5.2 million at September 30, 2000 to $0 at September 30, 2001. Net charge-offs for the nine months ended September 30, 2001 averaged 0.40 percent of average loans. The allowance for loan losses of $20.3 million represented 1.23 percent of loans at period end. Total nonperforming assets at September 30, 2001 of $20.5 million represented 0.80 percent of total assets compared to 0.82 percent of total assets at September 30, 2000.

                                OTHER INFORMATION

      As previously announced, Texas Regional and Riverway Holdings, Inc. jointly executed a definitive agreement for Texas Regional to acquire through merger Riverway Holdings, Inc. ("Riverway"). Riverway is the privately held bank holding company for Riverway Bank, located at Five Riverway Drive, Houston, Texas. As of September 30, 2001, Riverway had total assets of $655.3 million. The definitive agreement calls for the exchange of 1,276,226 shares of Texas Regional, subject to adjustment under specified conditions, for all of the outstanding shares of Riverway. The transaction, expected to close during first quarter 2002, is subject to approval by the appropriate regulatory authorities and other customary closing conditions.

      Texas Regional will pay a quarterly cash dividend of $0.15 per share on October 15, 2001 to shareholders of record on October 1, 2001.

      Texas Regional is a registered bank holding company whose wholly owned subsidiary, Texas State Bank, conducts a commercial banking business in the Rio Grande Valley of Texas, operating twenty-six (26) full service banking locations. Texas Regional stock trades on The Nasdaq Stock Market(sm) under the symbol TRBS.

Additional financial, statistical and business-related information, as well as business trends, is included in a Financial Supplement. This release, the Financial Supplement and other information are available on Texas Regional's website at http://www.texasstatebank.com/TRBS/financials.html. The Financial Supplement and other information available on Texas Regional's website can also be obtained by calling R.T. Pigott, Jr., Chief Financial Officer, at (956) 631-5400.

This document may contain forward-looking information (including information related to plans, projections or future performance of Texas Regional and its subsidiaries), the occurrence of which involve certain risks, uncertainties, assumptions and other factors which could materially affect future results. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Texas Regional's results could differ materially from Texas Regional's expectations in these statements. Texas Regional assumes no obligation and does not intend to update these forward-looking statements. For further information please see Texas Regional's reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, which are available at the SEC's website at http://www.sec.gov.

CONTACT: Glen E. Roney, Chief Executive Officer, or R. T. Pigott, Jr., Chief Financial Officer, (956) 631-5400, both of Texas Regional.


Texas Regional Bancshares, Inc. and Subsidiaries
FINANCIAL HIGHLIGHTS (UNAUDITED)                                             At / For Three Months Ended
                                                   --------------------------------------------------------------------------
(Dollars in Thousands,                                Sep 30,         Jun 30,         Mar 31,         Dec 31,         Sep 30,
Except Per Share Data)                                 2001            2001            2001            2000            2000
=============================================================================================================================
Condensed Income Statements
   Interest Income                                   $ 45,608        $ 46,618        $ 48,465        $ 48,540        $ 46,336
   Interest Expense                                    20,386          22,261          24,073          24,374          22,509
                                                   --------------------------------------------------------------------------
     Net Interest Income                               25,222          24,357          24,392          24,166          23,827
     Net Interest Income (1)                           25,634          24,781          24,853          24,605          24,283
   Provision for Loan Losses                            2,783           1,188           1,738           1,875           2,558
                                                   --------------------------------------------------------------------------
     Net Interest Income After
       Provision for Loan Losses                       22,439          23,169          22,654          22,291          21,269
                                                   --------------------------------------------------------------------------
   Noninterest Income
     Service Charges on
       Deposit Accounts                                 4,753           3,810           3,455           3,198           3,008
     Other Service Charges                                796             780           1,075             710             618
     Trust Service Fees                                   620             622             624             645             592
     Net Realized Gains on
       Sales of AFS Securities                            656             239              11              12            --
     Data Processing Service Fees                         823             793             749             746             659
     Other Operating Income                               355             477             390             390             385
                                                   --------------------------------------------------------------------------
       Total Noninterest Income                         8,003           6,721           6,304           5,701           5,262
                                                   --------------------------------------------------------------------------
   Noninterest Expense
     Salaries and Employee Benefits                     7,310           7,369           6,834           7,237           6,591
     Net Occupancy Expense                              1,142           1,112           1,067             948           1,017
     Equipment Expense                                  1,827           1,583           1,542           1,532           1,618
     Other Real Estate (Income)
        Expense, Net                                      157             124              88             177              (9)
     Amortization of Goodwill and
       Identifiable Intangibles                         1,107           1,108           1,107           1,108           1,108
     Other Noninterest Expense, Net                     3,475           3,773           3,776           2,386           3,007
                                                   --------------------------------------------------------------------------
       Total Noninterest Expense                       15,018          15,069          14,414          13,388          13,332
                                                   --------------------------------------------------------------------------
     Income Before Income Taxes                        15,424          14,821          14,544          14,604          13,199
     Income Tax Expense                                 5,328           5,079           5,246           5,112           4,281
                                                   --------------------------------------------------------------------------
     Net Income                                        10,096           9,742           9,298           9,492           8,918
     Cash Earnings (2)                                 10,646          10,293           9,847          10,042           9,467
=============================================================================================================================
Common Share Data (3)
   Net Income--Basic                                 $   0.63        $   0.61        $   0.58        $   0.59        $   0.55
   Net Income--Diluted                                   0.62            0.60            0.57            0.59            0.55
   Cash Earnings (2)--Basic                              0.66            0.64            0.61            0.62            0.59
   Cash Earnings (2)--Diluted                            0.65            0.63            0.61            0.62            0.59
   Book Value at Month End                              16.18           15.34           14.86           14.15           13.15
   Cash Dividends Declared                              0.150           0.150           0.150           0.150           0.127
Weighted Average Shares (3)
   Outstanding (in Thousands)
   Basic                                               16,129          16,098          16,091          16,088          16,081
   Diluted                                             16,282          16,248          16,199          16,166          16,155
Shares Outstanding at Period End (3)                   16,234          16,110          16,091          16,091          16,085
=============================================================================================================================
Capital Ratios
   Total Risk-Based Capital Ratio                       13.27%          12.96%          12.48%          12.35%          12.26%
   Tier 1 Risk-Based Capital Ratio                      12.14           11.82           11.34           11.20           11.11
   Leverage Capital Ratio                                8.86            8.51            8.24            8.14            8.05
   Equity to Assets Ratio                               10.28            9.88            9.59            9.39            9.13
=============================================================================================================================


Texas Regional Bancshares, Inc. and Subsidiaries
FINANCIAL HIGHLIGHTS (UNAUDITED)                                             At / For Three Months Ended
                                              ---------------------------------------------------------------------------------
(Dollars in Thousands,                             Sep 30,          Jun 30,          Mar 31,          Dec 31,          Sep 30,
Except Per Share Data)                              2001             2001             2001             2000             2000
===============================================================================================================================
Balances
   Total Assets                                  $2,553,728       $2,501,672       $2,493,741       $2,426,097       $2,317,005
   Loans                                          1,648,716        1,622,842        1,624,182        1,587,827        1,519,963
   Securities                                       686,349          648,325          638,182          621,945          597,762
   Interest-Earning Assets                        2,345,972        2,297,994        2,296,104        2,216,877        2,121,535
   Deposits                                       2,204,341        2,159,000        2,170,877        2,109,748        2,064,161
   Public Funds                                     433,330          375,977          454,268          433,631          457,232
   Shareholders' Equity                             262,596          247,161          239,130          227,704          211,451
===============================================================================================================================
Average Balances
   Total Assets                                  $2,498,506       $2,468,622       $2,435,309       $2,353,909       $2,271,056
   Loans                                          1,627,181        1,610,062        1,610,920        1,551,655        1,503,849
   Securities                                       645,043          630,682          613,130          594,090          557,575
   Interest-Earning Assets                        2,291,246        2,262,230        2,230,343        2,153,326        2,068,565
   Deposits                                       2,172,230        2,154,755        2,124,665        2,077,296        1,992,043
   Public Funds                                     394,469          404,522          435,668          437,544          406,119
   Shareholders' Equity                             254,094          243,899          234,182          218,399          205,489
===============================================================================================================================
Selected Financial Data
   Net Income
     Return on Average Assets                          1.60%            1.58%            1.55%            1.60%            1.56%
     Return on Average Equity                         15.76            16.02            16.10            17.29            17.27
     Efficiency Ratio (1)                             45.06            47.80            46.00            43.61            45.15
   Cash Earnings (2)
     Return on Average Assets                          1.69             1.67             1.64             1.70             1.66
     Return on Average Equity                         16.62            16.93            17.05            18.29            18.33
     Efficiency Ratio                                 43.32            45.97            44.15            41.71            43.21
   Net Interest Income to
     Average Earning Assets (1)                        4.44             4.39             4.52             4.55             4.67
   Allowance for Loan Losses                     $   20,287       $   19,988       $   19,837       $   19,458       $   18,602
   Net Charge-Offs                                    2,484            1,037            1,359            1,019            2,195
   Full-Time Equivalent Employees                       944              940              925              935              918
===============================================================================================================================
Nonperforming Assets, Past Due Loans
   & Restructured Loans
     Nonaccrual Loans                            $   11,161       $   13,000       $   13,232       $    8,999       $    8,951
     Restructured Loans                                --               --               --              3,482            5,190
     Foreclosed and Other Assets                      9,316            7,004            5,039            4,733            4,958
                                              ---------------------------------------------------------------------------------
       Total Nonperforming Assets                    20,477           20,004           18,271           17,214           19,099
     Accruing Loans 90 Days or
       More Past Due                                  9,332            6,217            3,693            4,022            2,135
===============================================================================================================================


(1) Tax-equivalent basis assuming a 35% tax rate.
(2) Net income before amortization of goodwill, net of taxes.
(3) Restated to retroactively give effect for the 10% stock dividend declared by the Corporation during fourth quarter 2000 and distributed during first quarter 2001.


Texas Regional Bancshares, Inc. and Subsidiaries     At / For Nine Months Ended
FINANCIAL HIGHLIGHTS (UNAUDITED)                   ------------------------------
(Dollars in Thousands,                              September 30,   September 30,
Except Per Share Data)                                  2001             2000
=================================================================================
Condensed Income Statements
  Total Interest Income                              $  140,691      $  132,997
  Total Interest Expense                                 66,720          62,139
                                                   -----------------------------
   Net Interest Income                                   73,971          70,858
   Net Interest Income (1)                               75,268          72,144
  Provision for Loan Losses                               5,709           7,052
                                                   -----------------------------
   Net Interest Income After
    Provision for Loan Losses                            68,262          63,806
                                                   -----------------------------
  Noninterest Income
   Service Charges on
    Deposit Accounts                                     12,018           8,665
   Other Service Charges                                  2,651           2,223
   Trust Service Fees                                     1,866           1,656
   Net Realized Gains on
    Sales of Available for Sale Securities                  906            --
   Data Processing Service Fees                           2,365           1,930
   Other Operating Income                                 1,222           1,399
                                                   -----------------------------
    Total Noninterest Income                             21,028          15,873
                                                   -----------------------------
  Noninterest Expense
   Salaries and Employee Benefits                        21,513          19,399
   Net Occupancy Expense                                  3,321           3,018
   Equipment Expense                                      4,952           4,595
   Other Real Estate Expense, Net                           369             473
   Amortization of Goodwill and
    Identifiable Intangibles                              3,322           3,361
   Other Noninterest Expense                             11,024           9,310
                                                   -----------------------------
    Total Noninterest Expense                            44,501          40,156
                                                   -----------------------------
  Income Before Income Taxes                             44,789          39,523
  Income Tax Expense                                     15,653          13,713
                                                   -----------------------------
  Net Income                                             29,136          25,810
  Cash Earnings (2)                                      30,786          27,460
===============================================================================
Common Share Data (3)
  Net Income--Basic                                  $     1.81      $     1.61
  Net Income--Diluted                                      1.79            1.60
  Cash Earnings (2)--Basic                                 1.91            1.71
  Cash Earnings (2)--Diluted                               1.90            1.70
  Book Value at Month End                                 16.18           13.15
  Cash Dividends Declared                                 0.450            0.38
Weighted Average Shares
  Outstanding (in Thousands) (3)
    Basic                                                16,106          16,038
    Diluted                                              16,246          16,141
Shares Outstanding at Period End(3)                      16,234          16,085
===============================================================================
Capital Ratios
  Total Risk-Based Capital Ratio                          13.27%          12.26%
  Tier 1 Risk-Based Capital Ratio                         12.14           11.11
  Leverage Capital Ratio                                   8.86            8.05
  Equity to Assets Ratio                                  10.28            9.13
===============================================================================


Texas Regional Bancshares, Inc. and Subsidiaries     At / For Nine Months Ended
FINANCIAL HIGHLIGHTS (UNAUDITED)                   ------------------------------
(Dollars in Thousands,                              September 30,   September 30,
Except Per Share Data)                                  2001             2000
=================================================================================
Balances
  Total Assets                                       $2,553,728      $2,317,005
  Loans                                               1,648,716       1,519,963
  Securities                                            686,349         597,762
  Interest-Earning Assets                             2,345,972       2,121,535
  Deposits                                            2,204,341       2,064,161
  Public Funds                                          433,330         457,232
  Shareholders' Equity                                  262,596         211,451
===============================================================================
Average Balances
  Total Assets                                       $2,467,710      $2,224,719
  Loans                                               1,616,114       1,459,451
  Securities                                            629,735         548,709
  Interest-Earning Assets                             2,261,496       2,018,744
  Deposits                                            2,150,724       1,972,748
  Public Funds                                          411,402         409,263
  Shareholders' Equity                                  244,131         197,159
===============================================================================
Selected Financial Data
  Net Income
   Return on Average Assets                                1.58%           1.55%
   Return on Average Equity                               15.96           17.49
   Efficiency Ratio (1)                                   46.26           45.09
  Cash Earnings (2)
   Return on Average Assets                                1.67            1.65
   Return on Average Equity                               16.86           18.60
   Efficiency Ratio                                       44.46           43.13
  Net Interest Income to
   Average Earning Assets (1)                              4.45            4.77
  Allowance for Loan Losses                          $   20,287      $   18,602
  Net Charge-Offs                                         4,880           5,161
  Full-Time Equivalent Employees                            944             918
===============================================================================
Nonperforming Assets, Past Due Loans
  & Restructured Loans
   Nonaccrual Loans                                  $   11,161      $    8,951
   Restructured Loans                                      --             5,190
   Foreclosed Assets                                      9,316           4,958
                                                   ----------------------------
    Total Nonperforming Assets                           20,477          19,099
   Accruing Loans 90 Days or
    More Past Due                                         9,332           2,135
===============================================================================


(1) Tax-equivalent basis assuming a 35% tax rate.
(2) Net income before amortization of goodwill, net of tax.
(3) Restated to retroactively give effect for the 10% stock dividend declared by the Corporation during fourth quarter 2000 and distributed during first quarter 2001.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

      Texas Regional intends to file with the Securities Exchange Commission (the "SEC") a registration statement on Form S-4 in connection with the transaction between Texas Regional and Riverway. Texas Regional and Riverway intend to mail a proxy statement/prospectus to the Riverway stockholders in connection with the transaction. Investors and security holders of Texas Regional and Riverway are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Texas Regional, Riverway and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site (WWW.SEC.GOV). A free copy of the proxy statement/prospectus may also be obtained from Texas Regional or Riverway. Texas Regional and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Riverway in favor of the transaction. Information regarding the interests of Texas Regional's officers and directors, and the interests of Riverway's officers and directors, in the transaction will be included in the proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Texas Regional in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Riverway in connection with the transaction, Texas Regional files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Texas Regional with the SEC are also available for free at the SEC's web site (WWW.SEC.GOV). A free copy of these reports, statements and other information may also be obtained from Texas Regional.

      Information concerning Texas Regional's products and services and additional financial, statistical and business-related information are available on Texas Regional's website at WWW.TRBSINC.COM. This release and other information available on Texas Regional's website can also be obtained by calling R. T. Pigott, Jr., Chief Financial Officer, at (956) 631-5400.